Exhibit (a)(1)(S)

Omnicare, Inc. • 100 East RiverCenter Boulevard • Covington, Kentucky 41011 • 859/392-3300 • 859/392-3360 Fax

Omnicare	news release

OMNICARE EXTENDS TENDER OFFER FOR NEIGHBORCARE UNTIL SEPTEMBER 30, 2004

Announces 47.6% of Outstanding Shares Tendered

COVINGTON, Ky., September 1, 2004 - Omnicare, Inc. (NYSE: OCR) today announced that it has extended its offer for all of the outstanding shares of NeighborCare, Inc. (NASDAQ: NCRX) common stock for $30.00 per share in cash. The offer, which was to have expired on Tuesday, August 31, 2004 at 5:00 p.m., New York City time, has been extended until 5:00 p.m., New York City time, on Thursday, September 30, 2004, unless further extended.

As of the close of business on August 31, 2004, a total of 20,925,391 shares of NeighborCare common stock had been tendered. This represents approximately 47.6% of NeighborCare’s outstanding shares (or approximately 46.4% of NeighborCare’s outstanding shares, calculated on a fully diluted basis).

As previously announced, Omnicare commenced a tender offer on June 4, 2004 for all of the outstanding shares of NeighborCare common stock for $30 per share in cash. This price represents a 70% premium over NeighborCare’s closing stock price on May 21, the last day of trading before the offer was made public on May 24. It is also a 40% premium over the 30-day trading average prior to the announcement of the offer, a 30% premium to Wall Street’s median price target for NeighborCare’s stock over the next 12 months1 and $4.00 more than NeighborCare’s previous all-time high.

Dewey Ballantine LLP is acting as legal counsel to Omnicare and Lehman Brothers and Lazard are acting as financial advisors. Innisfree M&A Incorporated is acting as information agent for Omnicare’s offer.

About Omnicare, Inc.

Omnicare, Inc. (NYSE:OCR), a Fortune 500 company based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves residents in long-term care facilities comprising approximately 1,054,000 beds in 47 states and the District of Columbia, making it the nation’s largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and

1 Stock price targets immediately prior to public announcement of Omnicare’s offer.

other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 29 countries worldwide.

This press release contains certain statements which are “forward-looking” statements under the federal securities laws and involve risks and uncertainties relating to the occurrence of future events. These statements include, but are not limited to, the impact of the NeighborCare acquisition on Omnicare’s earnings in 2004 and beyond; Omnicare’s ability to build upon its existing operations; geographic expansion opportunities; Omnicare’s ability to leverage services and capabilities among its national network of institutional pharmacies; Omnicare’s ability to successfully integrate this acquisition and achieve synergies; and Omnicare’s strategy in the institutional pharmacy business. Certain factors that could cause actual events not to occur as expressed in the forward-looking statements include, but are not limited to, the inability to integrate the NeighborCare acquisition as anticipated; the inability to realize expected revenues, earnings, synergies and other benefits from the NeighborCare acquisition; the performance of Omnicare’s institutional pharmacy business; business conditions in the institutional pharmacy industry generally; the inability to expand geographically as anticipated; the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated; the effectiveness of Omnicare’s strategy in the institutional pharmacy business; and the ability of the NeighborCare acquisition to strengthen relationships with pharmaceutical and biotechnology companies. Omnicare assumes no obligation to update the forward-looking information. Other risks and uncertainties concerning Omnicare’s performance are set forth in reports and documents filed by Omnicare with the Securities and Exchange Commission from time to time. Please use caution in placing reliance on forward-looking statements.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer materials of Omnicare because they contain important information. The tender offer materials have been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these materials and other relevant documents on the SEC’s web site at: http://www.sec.gov. The tender offer materials and related documents may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

Contacts:

Cheryl Hodges Omnicare (859) 392-3331	Joele Frank/Steve Silva Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449

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